                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2004

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                              Form 20-F [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [ ]  No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PIONEER CORPORATION
                                           (Registrant)

Date: January 30, 2004
                                           By  /s/ Kaneo Ito
                                               ---------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated January 30, 2004, concerning its consolidated third-quarter and nine-month business results, for the period ended December 31, 2003.

                                                           FOR IMMEDIATE RELEASE
                                                                JANUARY 30, 2004

     PIONEER ANNOUNCES THIRD-QUARTER AND NINE-MONTH RESULTS FOR FISCAL 2004

TOKYO -- Pioneer Corporation today announced its consolidated third-quarter and nine-month business results, for the period ended December 31, 2003.

CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                      (In millions of yen except per share information)
                                                         Third quarter ended                  Nine months ended
                                                             December 31                         December 31
                                                    -------------------------------     -------------------------------
                                                                             % to                                 % to
                                                                             prior                                prior
                                                      2003         2002      year         2003          2002      year
                                                    --------     --------   ------      --------      --------   ------
Operating revenue..................................  198,865      184,867    107.6       519,955       504,378    103.1
Operating income...................................   16,784       11,883    141.2        34,375        25,058    137.2
Income from continuing operations
  before income taxes..............................   15,951       12,298    129.7        32,543        23,853    136.4
Income from continuing operations..................    9,140        7,668    119.2        16,975        13,972    121.5
Net income.........................................    9,140        7,962    114.8        21,615        13,626    158.6

Basic earnings per share (in yen):
  Income from continuing
    operations.....................................    52.10        43.15                  96.76         78.06
  Income (loss) from discontinued
    operations, net of taxes.......................       --         1.66                  26.45         (1.94)
  Net income.......................................    52.10        44.81                 123.21         76.12

Diluted earnings per share (in yen):
  Income from continuing
    operations.....................................    52.08        43.15                  96.74         78.05
  Income (loss) from discontinued
    operations, net of taxes.......................       --         1.66                  26.44         (1.93)
  Net income.......................................    52.08        44.81                 123.18         76.12

Notes:

    1. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

    2. As a result of the sale of subsidiaries in audio/video software business in the second quarter of the fiscal 2004, the gain on such sale, as well as the business results of discontinued operations, are presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

CONSOLIDATED BUSINESS RESULTS

The third quarter of fiscal 2004, ended December 31, 2003, saw operating revenue at 198,865 million yen (US$1,858.6 million), up 7.6% from the corresponding period in the previous year. Operating income was 16,784 million yen (US$156.9 million), a 41.2% increase, and net income was 9,140 million yen (US$85.4 million), a 14.8% increase. The average value of the yen was up 12.5% against the U.S. dollar and down 5.3% against the euro from the corresponding period in the previous year.

HOME ELECTRONICS sales decreased 6.4% to 71,824 million yen (US$671.3 million) from the corresponding period last year. In Japan, sales rose 2.0% to 24,916 million yen (US$232.9 million), due mainly to an increase in sales of DVD recorders, despite the decrease in sales of DVD players and home-use plasma displays. Overseas, sales decreased 10.3% to 46,908 million yen (US$438.4 million), mainly due to a decrease in sales of DVD players worldwide; digital cable-TV set-top boxes and audio products in North America; and digital broadcast set-top boxes in Europe, despite the increase in sales worldwide of plasma displays for home use, as well as the increase in North America and Europe of DVD recorder sales.

CAR ELECTRONICS sales increased 15.7% to 75,172 million yen (US$702.5 million) from the corresponding period last year. In Japan, sales rose 28.6% to 34,514 million yen (US$322.6 million) due to an increase in sales of car navigation systems both to automobile manufacturers and consumer markets. Overseas, sales increased 6.6% to 40,658 million yen (US$380.0 million) primarily due to an increase in sales of car audio products in regions including Central America, South America and Oceania, as well as car audio/video products to consumer markets in North America, despite the decrease in sales of car audio products in Europe.

Royalty revenue from PATENT LICENSING decreased 56.3% to 1,759 million yen (US$16.4 million) from the corresponding period last year, due to the expiration of the Company's optical disc-related patents in certain regions.

OTHERS sales increased by 28.1% to 50,110 million yen (US$468.3 million) from the corresponding period last year. In Japan, sales remained almost the same at 20,886 million yen (US$195.2 million) as in the corresponding period last year. This resulted from increased sales of cellular phone-related devices such as organic electroluminescent (OEL) display panels, despite decreased sales of commercial karaoke products, as a result of the sale of the Company's karaoke business subsidiaries. Overseas sales increased 60.2% to 29,224 million yen (US$273.1 million), due to an increase in sales worldwide of recordable DVD drives for personal computer use, as well as increased sales of optical disc-manufacturing systems in Asia.

Operating income increased 41.2% from the corresponding period of the previous year to 16,784 million yen (US$156.9 million), mainly reflecting increased sales and improved gross profit margin, despite a decrease in royalty revenue. Foreign exchange fluctuation, mainly the yen's depreciation against the euro, as well as cost reductions, are attributable to the improvement of gross profit margin. Net income also increased 14.8% to 9,140 million yen

(US$85.4 million) from the corresponding period in the previous year, reflecting an increase in operating income.

         Basic net income per share of common stock was 52.10 yen (US$0.49), compared with 44.81 yen for the corresponding period in the previous year. Diluted net income per share of common stock was 52.08 yen (US$0.49), compared with 44.81 yen for the corresponding period in the previous year.

Nine-month results - Operating revenue for the nine-month period ended December 31, 2003, was 519,955 million yen (US$4,859.4 million), a 3.1% increase, and net income for the period was 21,615 million yen (US$202.0 million), a 58.6% increase, each compared with the corresponding period in the previous year.

         Basic net income per share of common stock was 123.21 yen (US$1.15), compared with 76.12 yen for the corresponding period in the previous year. Diluted net income per share of common stock was 123.18 yen (US$1.15), compared with 76.12 yen for the corresponding period in the previous year.


CASH FLOWS

Net cash provided by operating activities was 9,299 million yen (US$86.9 million), a decrease of 3,221 million yen compared with the corresponding period in the previous year. This decrease is mainly caused by an increase in operating capital requirements, which resulted from an increase in inventories and accounts receivable. Net cash used in investing activities was 14,867 million yen (US$138.9 million), an increase of 6,479 million yen compared with the corresponding period in the previous year, mainly due to an increase in capital expenditures.


BUSINESS FORECASTS FOR FISCAL 2004

Our consolidated business forecasts for fiscal 2004, ending March 31, 2004, are unchanged from those announced on October 30, 2003, which are shown below.

                                                  Projections for fiscal 2004
                                                          announced on
                                                        October 30, 2003
                                               -----------------------------------
Operating revenue............................             730,000 million yen
Operating income.............................              44,000 million yen
Income before income taxes...................              41,000 million yen
Net income...................................              25,000 million yen
                                               ===================================

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to,

(i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.


Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.


                                   # # # # # #


The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 107 yen=US$1.00, the approximate rate prevailing on December 31, 2003.

Attached are consolidated financial statements for the third quarter and the nine months ended December 31, 2003.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

Pioneer Corporation and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION
FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2003

(1) OPERATING REVENUE BY SEGMENT


                                                                                            (In millions of yen)
                                                         Third quarter ended December 31
                                      ------------------------------------------------------------------------------
                                                  2003                             2002                    % to
                                      -------------------------------- --------------------------------
                                                            % to                              % to           prior
                                          Amount            Total            Amount          Total           year
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        24,916           12.5            24,419           13.2         102.0
   Overseas..........................        46,908           23.6            52,313           28.3          89.7
                                      --------------  ---------------- ----------------  --------------   ----------
Home Electronics.....................        71,824           36.1            76,732           41.5          93.6
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        34,514           17.4            26,839           14.5         128.6
   Overseas..........................        40,658           20.4            38,158           20.7         106.6
                                      --------------  ---------------- ----------------  --------------   ----------
Car Electronics......................        75,172           37.8            64,997           35.2         115.7
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................             -              -                 -              -             -
   Overseas..........................         1,759            0.9             4,029            2.2          43.7
                                      --------------  ---------------- ----------------  --------------   ----------
Patent Licensing.....................         1,759            0.9             4,029            2.2          43.7
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        20,886           10.5            20,868           11.3         100.1
   Overseas..........................        29,224           14.7            18,241            9.8         160.2
                                      --------------  ---------------- ----------------  --------------   ----------
Others...............................        50,110           25.2            39,109           21.1         128.1
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        80,316           40.4            72,126           39.0         111.4
   Overseas..........................       118,549           59.6           112,741           61.0         105.2
                                      --------------  ---------------- ----------------  --------------   ----------
Total................................       198,865          100.0           184,867          100.0         107.6
                                      ==============  ================ ================  ==============   ==========



                                                                                                (In millions of yen)
                                                                Nine months ended December 31
                                      ------------------------------------------------------------------------------
                                                  2003                              2002                     % to
                                      -------------------------------- --------------------------------
                                                           % to                               % to           prior
                                          Amount           Total            Amount            Total          year
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        51,941           10.0            53,891           10.7          96.4
   Overseas..........................       100,032           19.2           119,616           23.7          83.6
                                      --------------  ---------------- ----------------  --------------   ----------
Home Electronics.....................       151,973           29.2           173,507           34.4          87.6
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        91,624           17.6            79,624           15.8         115.1
   Overseas..........................       125,388           24.1           130,135           25.8          96.4
                                      --------------  ---------------- ----------------  --------------   ----------
Car Electronics......................       217,012           41.7           209,759           41.6         103.5
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................             -              -                 -              -             -
   Overseas..........................        10,163            2.0            10,073            2.0         100.9
                                      --------------  ---------------- ----------------  --------------   ----------
Patent Licensing.....................        10,163            2.0            10,073            2.0         100.9
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................        55,149           10.6            56,653           11.2          97.3
   Overseas..........................        85,658           16.5            54,386           10.8         157.5
                                      --------------  ---------------- ----------------  --------------   ----------
Others...............................       140,807           27.1           111,039           22.0         126.8
                                      --------------  ---------------- ----------------  --------------   ----------
   Domestic..........................       198,714           38.2           190,168           37.7         104.5
   Overseas..........................       321,241           61.8           314,210           62.3         102.2
                                      --------------  ---------------- ----------------  --------------   ----------
Total................................       519,955          100.0           504,378          100.0         103.1
                                      ==============  ================ ================  ==============   ==========

                                            Pioneer Corporation and Subsidiaries

(2) CONSOLIDATED STATEMENTS OF INCOME


                                                                                                      (In millions of yen)

                                                                Third quarter ended             Nine months ended
                                                                    December 31                    December 31
                                                           -------------------------------  -----------------------------
                                                                2003             2002           2003             2002
                                                           --------------   --------------  -------------    ------------
Operating revenue:
   Net sales..............................................      197,106         180,838         509,792         494,305
   Royalty revenue........................................        1,759           4,029          10,163          10,073
                                                           --------------   --------------  -------------    ------------
                                                                198,865         184,867         519,955         504,378
                                                           --------------   --------------  -------------    ------------
Operating costs and expenses:
   Cost of sales..........................................      135,054         126,827         355,106         348,855
   Selling, general and administrative....................       47,027          46,157         130,474         130,465
                                                           --------------   --------------  -------------    ------------
                                                                182,081         172,984         485,580         479,320
                                                           --------------   --------------  -------------    ------------
Operating income..........................................       16,784          11,883          34,375          25,058
Other income (expenses):
   Interest income........................................          377             674           1,107           1,660
   Foreign exchange gain (loss)...........................         (867)           (250)         (1,872)         (1,709)
   Interest expense.......................................         (503)           (836)         (1,689)         (2,174)
   Others, net............................................          160             827             622           1,018
                                                           --------------   --------------  -------------    ------------
                                                                   (833)            415          (1,832)         (1,205)
                                                           --------------   --------------  -------------    ------------
Income from continuing operations
  before income taxes.....................................       15,951          12,298          32,543          23,853
Income taxes..............................................        6,197           4,317          13,025           7,677
Minority interest in income of subsidiaries...............         (382)           (159)           (550)            708
Equity in losses of affiliated companies..................         (232)           (154)         (1,993)         (2,912)
                                                           --------------   --------------  -------------    ------------
Income from continuing operations.........................        9,140           7,668          16,975          13,972
Income (loss) from discontinued
  operations, net of taxes................................            -             294           4,640            (346)
                                                           --------------   --------------  -------------    ------------
Net income................................................        9,140           7,962          21,615          13,626
                                                           ==============   ==============  =============    ============


Pioneer Corporation and Subsidiaries

(3) CONSOLIDATED BALANCE SHEETS

                                                                                                     (In millions of yen)

                                                                                    December 31              March 31
                                                                            -----------------------------
ASSETS                                                                          2003           2002            2003
                                                                           -------------  --------------  --------------
Current assets:
      Cash and cash equivalents...........................................       132,740        134,688         142,480
      Trade receivables, less allowance...................................       125,664        122,451         113,868
      Inventories.........................................................       116,217        108,323          93,620
      Others..............................................................        63,565         61,133          66,014
                                                                            -------------  --------------  --------------
              Total current assets........................................       438,186        426,595         415,982
Investments and long-term receivables.....................................        29,639         27,647          25,871
Property, plant and equipment, less depreciation..........................       155,174        147,676         145,699
Intangible assets.........................................................        18,065         14,155          15,619
Other assets..............................................................        39,919         32,582          43,858
                                                                            -------------  --------------  --------------
                                                                                 680,983        648,655         647,029
                                                                            =============  ==============  ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Short-term borrowings and current portion
         of long-term debt................................................        41,424         44,194          30,867
      Trade payables......................................................        88,329         79,763          67,173
      Others..............................................................       109,157         93,961         108,490
                                                                            -------------  --------------  --------------
              Total current liabilities...................................       238,910        217,918         206,530
Long-term debt............................................................        28,500         33,065          32,196
Other long-term liabilities...............................................        72,071         47,441          71,631
Minority interests........................................................        17,728         17,945          18,279
Shareholders' equity:
     Common stock.........................................................        49,049         49,049          49,049
     Capital surplus......................................................        82,379         82,110          82,159
     Retained earnings....................................................       272,688        252,980         253,266
     Accumulated other comprehensive income (loss)........................       (69,882)       (43,900)        (55,629)
     Treasury stock.......................................................       (10,460)        (7,953)        (10,452)
                                                                            -------------  --------------  --------------
           Total shareholders' equity.....................................       323,774        332,286         318,393
                                                                            =============  ==============  ==============
                                                                                 680,983        648,655         647,029
                                                                            =============  ==============  ==============

Breakdown of accumulated other comprehensive income (loss)
     Minimum pension liability adjustments................................       (31,032)       (19,779)        (32,675)
     Net unrealized holding gain on securities............................         6,613          3,118           3,348
     Cumulative foreign currency translation adjustments..................       (45,463)       (27,239)        (26,302)
                                                                            -------------  --------------  --------------
     Total accumulated other comprehensive income (loss)..................       (69,882)       (43,900)        (55,629)
                                                                            =============  ==============  ==============

                                            Pioneer Corporation and Subsidiaries


(4) CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                          (In millions of yen)
                                                                     Third quarter ended             Nine months ended
                                                                         December 31                    December 31
                                                                 ----------------------------   ----------------------------
                                                                     2003            2002           2003            2002
                                                                 ------------    ------------   ------------    ------------
I.    Operating activities:
      Net income..............................................          9,140           7,962         21,615          13,626
      (Income) loss from discontinued
        operations, net of taxes..............................              -            (294)        (4,640)            346
      Depreciation and amortization...........................          9,799           9,255         28,690          26,036
      Increase in trade receivables...........................        (22,905)        (16,279)       (21,883)         (1,386)
      Increase in inventories.................................         (6,740)         (1,732)       (27,753)        (14,206)
      Increase in trade payables..............................         12,324           9,028         27,533          23,480
      Increase in other accrued liabilities...................          1,944             736          6,576           4,359
      Other...................................................          5,737           3,844          2,382           2,400
                                                                 ------------    ------------   ------------    ------------
        Net cash provided by operating activities.............          9,299          12,520         32,520          54,655
                                                                 ------------    ------------   ------------    ------------
II.   Investing activities:
      Payment for purchase of fixed assets....................        (14,891)         (8,774)       (43,130)        (29,149)
      Other...................................................             24             386          3,655           5,334
                                                                 ------------    ------------   ------------    ------------
        Net cash used in investing activities.................        (14,867)         (8,388)       (39,475)        (23,815)
                                                                 ------------    ------------   ------------    ------------

III.  Financing activities:
      Increase (decrease) in short-term borrowings
        and long-term debt....................................          5,342          (3,139)         9,952          (6,344)
      Dividends paid..........................................         (2,193)         (1,338)        (3,947)         (2,688)
      Purchase and sale of treasury stock, net................             (3)         (4,434)            (8)         (7,941)
      Other...................................................            (99)            413           (285)            242
                                                                 ------------    ------------   ------------    ------------
        Net cash provided by (used in) financing activities...          3,047          (8,498)         5,712         (16,731)
                                                                 ------------    ------------   ------------    ------------
Effect of exchange rate changes on cash
  and cash equivalents........................................         (2,675)         (1,358)        (8,497)         (6,534)
                                                                 ------------    ------------   ------------    ------------
Net increase (decrease) in cash and cash equivalents..........         (5,196)         (5,724)        (9,740)          7,575
Cash and cash equivalents at beginning of period..............        137,936         140,412        142,480         127,113
                                                                 ------------    ------------   ------------    ------------
Cash and cash equivalents at end of period....................        132,740         134,688        132,740         134,688
                                                                 ============    ============   ============    ============

                                                                 ------------    ------------   ------------    ------------
I + II Free cash flow.........................................         (5,568)          4,132         (6,955)         30,840
                                                                 ------------    ------------   ------------    ------------


Pioneer Corporation and Subsidiaries

(5) SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

Business Segments

                                                                                                     (In millions of yen)

                                                             Third quarter ended December 31
                                ------------------------------------------------------------------------------------------
                                            2003                          2002                     % to prior year
                                ----------------------------- -----------------------------  -----------------------------
                                  Operating      Operating      Operating      Operating       Operating      Operating
                                   Revenue        Income         Revenue        Income          Revenue        Income
                                -------------- -------------- -------------- --------------  -------------- --------------
Home Electronics..............         72,151          4,822         76,965          3,460          93.7          139.4
Car Electronics...............         76,426          7,671         65,476          4,540         116.7          169.0
Patent Licensing..............          2,348          1,681          4,552          3,823          51.6           44.0
Others........................         60,831          4,332         49,185          1,059         123.7          409.1
                                -------------- -------------- -------------- --------------  -------------- --------------
    Total.....................        211,756         18,506        196,178         12,882         107.9          143.7
Corporate and elimination.....        (12,891)        (1,722)       (11,311)          (999)            -              -
                                -------------- -------------- -------------- --------------  -------------- --------------
Consolidated total............        198,865         16,784        184,867         11,883         107.6          141.2
                                ============== ============== ============== ==============  ============== ==============

                                                                                                      (In millions of yen)

                                                              Nine months ended December 31
                                ------------------------------------------------------------------------------------------
                                            2003                          2002                     % to prior year
                                ----------------------------- -----------------------------  -----------------------------
                                  Operating      Operating      Operating      Operating       Operating      Operating
                                   Revenue        Income         Revenue        Income          Revenue        Income
                                -------------- -------------- -------------- --------------  -------------- --------------
Home Electronics...............       152,902         (5,314)       174,247             92          87.8              -
Car Electronics................       218,917         21,786        210,904         21,162         103.8          102.9
Patent Licensing...............        11,721          9,900         11,583          9,241         101.2          107.1
Others.........................       169,254         11,061        140,778           (355)        120.2              -
                                -------------- -------------- -------------- --------------  -------------- --------------
    Total......................       552,794         37,433        537,512         30,140         102.8          124.2
Corporate and elimination......       (32,839)        (3,058)       (33,134)        (5,082)            -              -
                                -------------- -------------- -------------- --------------  -------------- --------------
Consolidated total.............       519,955         34,375        504,378         25,058         103.1          137.2
                                ============== ============== ============== ==============  ============== ==============



 Notes:

    1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

    2. The consolidated financial statements include the accounts of the parent company and 132 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

    3. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

    4. Effective from the fiscal 2003 year-end presentation, profit and loss on intercompany lease, which was previously included in "Others" segment, is included in the segment which each user of leased assets belongs to. Previously reported amounts have been reclassified accordingly.

    5. As a result of the sale of subsidiaries in audio/video software business in the second quarter of the fiscal 2004, the gain on such sale, as well as the business results of discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Reclassifications have been made to previously reported consolidated statements of income, consolidated statements of cash flows and segment information to conform to this presentation.